Exhibit 99.1

News Release

Stantec Signs Letter of Intent to Acquire UK-Based Peter Brett Associates

EDMONTON, AB; NEW YORK, NY (August 14, 2018) TSX, NYSE:STN

Global design firm Stantec is further expanding its United Kingdom (UK) presence with the planned acquisition of Reading, England-based Peter Brett Associates LLP (PBA). An independent firm of more than 700 engineers, planners, scientists and economists delivering projects in a variety of sectors, PBA has 14 offices distributed across the UK and three across Central Europe. The transaction is expected to close in September.

“Both PBA and Stantec bring teams that possess a depth of expertise, experience, and passion for community. Together, our combined strengths will be essential to meet the growing opportunities in key UK markets,” said Gord Johnston, Stantec president and CEO. “Regionally, the project landscape is promising with the UK government’s policy to build 300,000 new homes per year, a five-year program to invest £4.4 billion ($7.4 billion CAD) in new and refurbished schools, a robust university upgrading initiative, and a major national investment program in UK infrastructure. These programs, paired with the existing role PBA is playing in projects like High Speed 2 and Crossrail 2, position us well for continued growth together.”

With more than five decades of project experience in key regional markets, PBA has supported the office and commercial, urban regeneration, infrastructure, education, energy, public sector, residential, retail and town centers, tourism and leisure, waste, and water sectors. With a varied client roster spanning commercial companies and landowners to government entities, the firm has several notable projects to its credit, including urban planning for a significant development outside London at Paradise Birmingham. The design teams at PBA provided traffic assessment and optimization of the existing highway network to transform 17 acres (7 hectares) of city center land into new civic, retail, leisure and hotel facilities, public transport and public realm space. To support one of Great Britain’s largest mixed-use developments, PBA provided pre-application consulting to secure planning consent for the 575 hectares (1,420 acre) Alconbury Weald in Eastern England’s Cambridgeshire area. Located on a converted airfield site, the project will include 5,000 new homes, 290,000 square meters (121,534 square feet) of employment space, educational facilities, public space, and community facilities.

Since 2010, the firm has been actively working on the Thames Tideway Tunnel project, London’s largest sewer upgrade since the Victorian era. Previously, PBA managed the assessments for environmental impacts, health, transportation and energy and carbon footprint while also supporting stakeholder engagement and public consultation. The firm continues to provide extensive consultation on this project on several areas, including environmental planning and construction traffic strategy.

“Joining forces with Stantec will enable us to provide our clients with greater insights and expertise from the wider Stantec team and allow PBA to capitalize on the opportunities it is creating in the development and infrastructure markets,” said Keith Mitchell, PBA chairman. “We are excited about the opportunities that can flow from joining a team which shares our values and approach to client relationships, and that has demonstrated its track record as a great place to work.”

Of Stantec’s 22,000 team members, more than 2,400 are based in the United Kingdom.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Stantec Media Contact	PBA Media Contact	Investor Contact
Danny Craig	Becky Jones	Cora Klein
Stantec Media Relations	PBA Marketing	Stantec Investor Relations
Ph: (949) 923-6085	Ph: 01189520636	Ph: (780) 616-0099
danny.craig@stantec.com	bjones@peterbrett.com	cora.klein@stantec.com

Design with community in mind